ALTON VENTURES, INC.

January 31, 2005

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 0408,
450 Fifth Street,
Washington, D.C. 20549-0405

Attention: Mr. Todd K. Schiffman, Assistant Director

Dear Sirs:

Re:	Alton Ventures, Inc. Registration Statement on Form SB-2 Filed on January 31, 2005 File Number 333-118077

We have reviewed your comment letter dated January 24, 2005, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing for your perusal. In addition, our letter provides either an explanation of our response or quotes the amended wording, as applicable. Please note that page references in the SB-2A4 filing refer to the formal filing (hard copy attached) – not to the black-line version.

Named Experts and Counsel

2.

We have removed the sentence that the unaudited interim financial statements have been reviewed by our independent public accountants in this section such that the paragraph now reads:

“Our audited financial statements from inception on September 06, 2001 to June 30, 2004 have been audited by Cordovano & Honeck, P.C., 201 Steele Street, Suite 300, Denver, Colorado 80206.

We trust that you will find this to be in order and ask that should there be any questions, you call the undersigned at your convenience.

Yours truly,
ALTON VENTURES, INC.

         /s/ “Brian C. Doutaz”

Brian C. Doutaz
President

12880 Railway Avenue, Unit No. 35, Richmond, B.C. V7E 6G4
Toll Free: (888) 755-9766 Phone: (604) 644-5139 Fax: (604) 275-6301 e-mail: bdoutaz@istar.ca